Attorneys at Law

March 9, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Agent

Re	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”) Filed February 28, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a  revised version of the Preliminary 14A [“Preliminary 14A No. 3”] which has been tagged  to reflect revisions in response to the Staff’s letter dated March 7, 2017, setting forth the comments regarding the second revised Preliminary 14A No. 2  which was filed with the Commission on February 28, 2017.

This letter, which has been filed electronically with the Commission, includes the text of the Staff’s comments for your convenience.

General
Comment No.1:  Refer to comment 1 in our February 22, 2017 letter.  The marked or redlined version of your revised preliminary proxy statement is included as an attachment to your February 28, 2017 response letter rather than being tagged properly as the marked or redlined version of the revised preliminary proxy statement.  Refer to your EDGAR Filer Manual on how to tag properly a marked or redlined version of a document, and comply in any future filing of a revised preliminary proxy statement with the proper tagging requirements for the marked or redlined version.  If you require technical assistance, please contact EDGAR Operations at (202)551-8900.

Response to Comment No. 1:  We believe that the enclosed Preliminary 14A No. 3 complies as to the proper tagging requirements for marked copies.

Letter to Shareholders:  What is the purpose of the Special Meeting, page 4; Proposal 2, page 9; Exhibit B

Comment No.2:   Disclosure in the letter to shareholders and elsewhere that proposal 2 relates to an increase in the total number of shares authorized for issuance under your 2015 stock option and incentive stock plan from 25 million shares to 200 million shares is inconsistent with disclosure on page 9 and elsewhere that proposal 2 relates to an increase in the total number of shares authorized for issuance under your 2015 stock option and incentive plan from 25 million shares to 100 million shares.  Please reconcile the disclosures.

Response to Comment No.2:  The requested changes have been made and the disclosures have been reconciled.

How will my shares be voted if I do not provide my proxy? Page 6

Comment No.3:  The matters discussed in the last sentence of the third paragraph are unrelated to the proposals being considered at the special meeting.  Please revise.

Response to Comment No.3:  The requested revisions have been made.

Reason for the Increase, page 8

Comment No.4:  Refer to comments 2 and 3 in our February 8, 2017 letter and the last bullet point in the first paragraph on page 8.  Given the disclosures on page 8 that the number of authorized shares was reduced to 50 million as a result of a reverse stock split effective on January 13, 2017 and that there are 33,028,126 shares of common stock currently outstanding, it appears that 16,971,874 shares rather than 23,000,000 shares are available for issuance under the registration statement that you expect to file.  Additionally, it appears that the company would be short by 83,028,126 authorized shares rather than by 77,000,000 authorized shares if all 100 million shares were to be sold under the new registration statement.  Please revise or advise.

Response to Comment No.4:  The requested revisions have been made.
Certain Transaction, page 16
Comment No.5:  Since your securities purchase agreement with Blackbridge Capital, LLC has been terminated by mutual consent; the relevance of the disclosures in the ninth and tenth paragraphs relating to that agreement is unclear.  Additionally, the disclosures in the last sentence of the ninth paragraph and the second sentence of the tenth paragraph are inconsistent with the disclosure that the securities purchase agreement has been terminated by mutual consent.  Please revise or advise.
Response to Comment No.5:  The ninth and tenth paragraphs have been clarified and reconciled as requested.

ABCO respectfully requests that if the Staff’s has now completed its review of the Revised Preliminary 14A, please advise so that we can send out the Final Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the PEA No.1 or this transmittal/response letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN E. WOLCOTT
_______________________________
By: John E. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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